


ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Appendix 3E – Daily Share Buy-Back Notice"

Released: 19 November 2007

PROCESSED

DEC 0 7 2007

THOMSON
FINANCIAL

**Pages: 3
(including this page)**

SUPPL

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	28 August 2007

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	8,857,533	882,693
4	Total consideration paid or payable for the shares	$55,376,030.55	$5,511,005.47

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $6.43 date: 14-Nov-2007 lowest price paid: $6.06 date: 5-Nov-2007	highest price paid: $6.30 lowest price paid: $6.20 highest price allowed under rule 7.33: $6.6003

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

Up to maximum consideration of $39,112,963.98

Compliance statement

1.   The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.   There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: *R.K.Dudfield* .... Date: 19-Nov-2007

Print name: Robert Dudfield – Assistant Company Secretary.

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Daily Buy-Back Notice – Appendix 3E"

Released: 22 November 2007

Pages: 3
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**28 August 2007**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	10,925,226	907,047
4	Total consideration paid or payable for the shares	$68,380,330.52	$5,756,845.89

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $6.43 date: 14-Nov-2007 lowest price paid: $6.06 date: 05-Nov-2007	highest price paid: $6.40 lowest price paid: $6.32 highest price allowed under rule 7.33: $6.6738

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to maximum consideration of A$25,862,823.59

Compliance statement

1.   The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.   There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: *R.K.Dudfield*   Date: 22-Nov-2007

Print name: Robert Dudfield – Assistant Company Secretary.

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"ASIC Form 484 – Cancellation of Shares"

Released: 22 November 2007

Pages: 5
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
_Ph: +61 3 9633 2105_

FOSTER'S GROUP

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com



FOSTER'S
G R O U P

22 November 2007

ASX Limited
Company Announcements Office
Exchange Centre
Level 1, 20 Bridge Street
Sydney   NSW   2000

Notification of Cancellation of Shares

In accordance with Listing Rule 3.8A, we attach a copy of Form 484 lodged with
ASIC today.

Robert K Dudfield
Assistant Company Secretary

FOSTER'S GROUP

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders and proprietary
    company members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members for proprietary
    companies

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name

Foster's Group Limited

ACN/ABN

49 007 620 886

Corporate key

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation

Foster's Group Limited

Contact name/position description

Jane Dowsey

ASIC registered agent number (if applicable)

7717

Telephone number

03   9633 2105

Postal address or DX address

77 Southbank Boulevard

Southbank   VIC   3006

Total number of pages including this cover sheet

3

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name

Robert Keith Dudfield

Capacity

[ ] Director

[×] Company secretary

Signature

R.K.Dudfield

Date signed

[2][2] / [1][1] / [0][7]
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone   03 5177 3988
Email   info.enquiries@asic.gov.au
Web   www.asic.gov.au

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title
A	A
B	B ...etc
EMP	employee's
FOU	founder's
LG	life governor's
MAN	management
ORD	ordinary
RED	redeemable
SPE	special

Share class code	Full title
PRF	preference
CUMP	cumulative preference
NCP	non-cumulative preference
REDP	redeemable preference
NRP	non-redeemable preference
CRP	cumulative redeemable preference
NCRP	non-cumulative redeemable preference
PARP	participative preference

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

		C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
☐	**Issue of shares** Proprietary company	Not required	✓	✓	✓
☐	Public company — if in response to the Annual company statement	Not required	✓	✓	Not required
☐	if not in response to the Annual company statement	Not required	✓	Not required	Not required
☐	**Cancellation of shares** Proprietary company	✓	Not required	✓	✓
☐	Public company — if in response to the Annual company statement	✓	Not required	✓	Not required
☒	if not in response to the Annual company statement	✓	Not required	Not required	Not required
☐	**Transfer of shares** Proprietary company	Not required	Not required	Not required	✓
☐	Public company — if in response to the Annual company statement	Not required	Not required	Not required	Not required
☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐	**Changes to amounts paid** Proprietary company	Not required	Not required	✓	✓
☐	Public company — if in response to the Annual company statement	Not required	Not required	✓	Not required
☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐	**Changes to beneficial ownership** Proprietary company	Not required	Not required	Not required	✓
☐	Public company — if in response to the Annual company statement	Not required	Not required	Not required	Not required
☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — S.254J
- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — S.256A – S.256E
- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — ss.257H(3)
- ☐ Minimum holding buy-back by listed company
- ☒ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- ☐ Forfeited shares — S.258D

Shares returned to a public company — ss.258E(2) & (3)
- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

- ☐ Other

Description

[   ]

Give section reference

[   ]

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
Ord	3,719,344	$23,484,056.19

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

2	2	/	1	1	/	0	7
[D	D]		[M	M]		[Y	Y]

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Appendix 3E – Daily Share Buy-Back Notice"

Released: 16 November 2007

**Pages: 3
(including this page)**

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market
2	Date Appendix 3C was given to ASX	28 August 2007

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	7,027,533	1,830,000
4	Total consideration paid or payable for the shares	$43,733,021.55	$11,643,009.00

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $6.43 date: 14-Nov-2007 lowest price paid: $6.06 date: 05-Nov-2007	highest price paid: $6.42 lowest price paid: $6.31 highest price allowed under rule 7.33: $6.5814

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

Up to maximum consideration of A$44,623,969.45

Compliance statement

1.   The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.   There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: *R.K. Dudfield*   Date: 16-Nov-2007

Print name: Robert Dudfield – Assistant Company Secretary.

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Appendix 3E – Daily Share Buy-Back Notice"

Released: 21 November 2007

Pages: 3
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market
2	Date Appendix 3C was given to ASX	28 August 2007

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	10,105,226	820,000
4	Total consideration paid or payable for the shares	$63,202,194.52	$5,178,136.00

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $6.43 date: 14-Nov-2007 lowest price paid: $6.06 date: 05-Nov-2007	highest price paid: $6.37 lowest price paid: $6.26 highest price allowed under rule 7.33: $6.6654

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

Up to maximum consideration of A$31,619,669.48

Compliance statement

1.   The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.   There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: *R.K.Dudfield*   Date: 21-Nov-2007

Print name: Robert Dudfield – Assistant Company Secretary.

